--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                               ----------------

                                 SCHEDULE 14D-9
               SOLICITATION/RECOMMENDATION STATEMENT PURSUANT TO
            SECTION 14(d)(4) OF THE SECURITIES EXCHANGE ACT OF 1934
                               (Amendment No. 12)

                           RENTAL SERVICE CORPORATION
                           (Name of Subject Company)

                           RENTAL SERVICE CORPORATION
                      (Name of Person(s) Filing Statement)

                     Common Stock, Par Value $.01 Per Share
                         (Title of Class of Securities)

                                   76009V102
                     (CUSIP Number of Class of Securities)

                               ----------------

                                Robert M. Wilson
   Executive Vice President, Chief Financial Officer, Secretary and Treasurer
                           Rental Service Corporation
                     6929 East Greenway Parkway, Suite 200
                           Scottsdale, Arizona 85254
                                 (480) 905-3300
      (Name, Address and Telephone Number of Person Authorized to Receive
     Notice and Communications on Behalf of the Person(s) Filing Statement)

                               ----------------

                                   Copies to:

      Elizabeth A. Blendell, Esq.                Mark D. Gerstein, Esq.
            Latham & Watkins                        Latham & Watkins
   633 West Fifth Street, Suite 4000             233 South Wacker Drive
   Los Angeles, California 90071-2007           Sears Tower, Suite 5800
             (213) 485-1234                   Chicago, Illinois 60606-6401
                                                     (312) 876-7700

--------------------------------------------------------------------------------
--------------------------------------------------------------------------------

Item 2. Tender Offer of the Bidder.

      In light of the termination of the Agreement and Plan of Merger, dated as of January 20, 1999, between Rental Service Corporation ("RSC") and NationsRent, Inc. previously disclosed in the Schedule 14D-9, United Rentals, Inc. ("United Rentals") and its wholly owned subsidiary, UR Acquisition Corporation ("UR Acquisition" and, together with United Rentals, the "Bidder") have amended their Tender Offer Statement on Schedule 14D-1, originally filed with the Securities and Exchange Commission on April 5, 1999 (the "Schedule 14D-1"), relating to the tender offer (the "Tender Offer") to purchase all of the outstanding common stock, par value $.01 per share, of RSC to remove certain conditions to the Tender Offer. Accordingly, the Schedule 14D-9 is hereby amended and supplemented to delete the conditions referenced in the third paragraph of the response to
Item 2 of the Schedule 14D-9 as "The Stock Option Cancellation Condition," "The Termination Fee Cancellation Condition," "The Stockholder Vote Condition" and "The NationsRent Merger Agreement Termination Condition" and all references thereto in the Schedule 14D-9.

      As a result of additional amendments to the Schedule 14D-1 made by the Bidder since the commencement of the Tender Offer, (1) the condition referenced in the third paragraph of the response to Item 2 of the Schedule 14D-9 as "The
Section 203 Condition" is hereby amended and supplemented to delete the reference to the phrase "in its sole discretion" therein and substitute therefor the phrase "in its reasonable judgment" and (2) the fourth paragraph of the response to Item 2 of the Schedule 14D-9 is amended and supplemented in its entirety to read as follows:

            In addition, according to the Schedule 14D-1, the Bidder will not be required to accept for payment or, subject to any applicable rules and regulations of the SEC, pay for, and may delay the acceptance for payment of or, subject to any applicable rules and regulations of the SEC, the payment for any tendered Shares, and may terminate the Tender Offer as to any Shares not then paid for, if in the sole judgment of UR Acquisition:

          (1) at or prior to the expiration date of the Tender Offer any one or more of the Minimum Condition, the United Rentals Merger Agreement Condition, the Section 203 Condition, the Economic Impairment Condition or the HSR Condition has not been satisfied, or


          (2) at any time after April 5, 1999 and prior to the expiration of the Tender Offer, the Financing Condition shall not have occurred or certain other events set forth in the Schedule 14D-1 shall have occurred, which in any such case, in the reasonable judgment of the Bidder, and regardless of the circumstances giving rise to such condition (including any action or inaction by the Bidder or any of their affiliates), makes it inadvisable to proceed with the Tender Offer and/or with the acceptance for payment or payment for Shares.


Item 3.  Identity and Background.

     (b) The second paragraph under the heading "The Termination and Release Agreement" in the response to Item 3(b) of the Schedule 14D-9 is hereby amended and supplemented to insert the following sentence at the end thereof: "As a result of this payment, RSC achieved its objective of an immediate termination of the NationsRent Merger Agreement which enabled RSC to commence promptly the review of strategic alternatives described in the response to Item 7 below."

     The second sentence of the third paragraph under the heading "The 1999 Severance Plans" in the response to Item 3(b) of the Schedule 14D-9 is hereby amended and supplemented in its entirety to read as follows: "The sole purpose of the Supplemental Severance Plan, the Corporate Employee Severance Plan and the Field Employee Severance Plan (collectively, the "1999 Severance Plans") is to reinforce and encourage the continued attention and dedication of RSC's employees to their duties and to foster their continued employment with RSC without distraction arising from the possibility of a change in control of RSC."

Item 4.  The Solicitation or Recommendation.

     (b) The first bullet point of the second paragraph following the table under the heading "Five-Year Business Forecast" in the response to Item 4(b) of the Schedule 14D-9 is hereby amended and supplemented to add the following sentence at the end thereof: "The five-year business forecast does not reflect non-recurring charges incurred in connection with the NationsRent Merger Agreement and the termination thereof or non-recurring charges incurred or expected to be incurred in connection with the Tender Offer, which charges, in the aggregate, are expected to be material to the results of operations and financial condition of RSC."

     The second bullet point of the second paragraph under the heading "Five-Year Business Forecast" in the response to Item 4(b) of the Schedule 14D-9 is hereby amended and supplemented in its entirety to read as follows:

     . The five-year business forecast assumes that, during all relevant time periods, (1) RSC does not raise capital in the equity or debt markets,
        (2) there is sufficient availability under RSC's revolving credit facility for working capital and other purposes and that interest rates under RSC's revolving credit facility remain at current levels, and (3) the lenders under RSC's revolving credit facility will increase the aggregate permitted borrowings under such facility consistent with the forecasted increases in the asset borrowing base of RSC.

Item 7.  Certain Negotiations and Transactions by the Subject Company.

     (b) As previously disclosed, on May 20, 1999, the Board of Directors of RSC (the "RSC Board") directed its financial advisors to conduct a review of RSC's strategic alternatives and to present the results of their review promptly to the RSC Board. After receiving the results of this review, the RSC Board will evaluate the strategic alternatives presented, decide what action is in the best interests of RSC's stockholders and implement that decision. Although the RSC Board plans to meet with financial advisors and senior management within the next week to ascertain the status of the review of strategic alternatives, no timetable has been set for completion of this process. The timing of consummation of any strategic alternative which may be pursued by the RSC Board, including one involving United Rentals, is uncertain.

                                   SIGNATURE

   After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: June 2, 1999                       Rental Service Corporation

                                          By: /s/ Robert M. Wilson
                                              ---------------------------------
                                          Name:  Robert M. Wilson
                                          Title: Executive Vice President, Chief
                                                 Financial Officer, Secretary
                                                 and Treasurer